Exhibit 99.1

News Release

August 2, 2024

TELUS reports operational and financial results for second quarter 2024

Total Mobile and Fixed customer growth of 332,000, up 39,000 over last year, representing a record second quarter, driven by strong demand for our leading portfolio of Mobility and Fixed services

Robust Mobile Phone net additions of 101,000, and record second quarter Connected Device net additions of 161,000; industry-leading postpaid mobile phone churn of 0.89 per cent

Record second quarter Fixed customer net additions of 70,000, including 33,000 internet customer additions, driven by our leading TELUS PureFibre network, premier portfolio of bundled services across Mobile and Home, and leading household client loyalty

TTech Adjusted EBITDA growth of 5.1 per cent and strong margin expansion of 150 basis points to 38.2 per cent reflecting a lower cost to serve and focus on driving higher margin per user and continued double digit momentum in health services EBITDA contribution growth

Net income and earnings per share higher by 13 per cent and 7.1 per cent, respectively and on an adjusted basis increased by 34 and 32 per cent; Adjusted Consolidated EBITDA higher by 5.6 per cent and margin increased 170 basis points to 36.1 per cent; Consolidated free cash flow increased by 71 per cent

Full year 2024 TTech operating revenues and Adjusted EBITDA trending to lower end of their respective original target growth ranges; Consolidated free cash flow being updated to approximately $2.1 billion fully reflecting the flow through from TELUS Digital Experience’s revised EBITDA outlook; Consolidated capital expenditures of approximately $2.6 billion remains unchanged

Vancouver, B.C. – TELUS Corporation today released its unaudited results for the second quarter of 2024. Consolidated operating revenues and other income increased by 0.6 per cent over the same period a year ago to $5.0 billion. This growth was driven by higher service revenue in our TELUS technology solutions (TTech) segment offset by lower service revenue in our TELUS digital experience segment (TELUS Digital), formerly known as Digitally-led customer experiences – TELUS International. Within TTech, higher revenue from mobile network, residential internet and security services, driven largely by subscriber growth, higher organic growth across multiple lines of business in health services and higher agriculture and consumer goods service revenues related to business acquisitions and improving organic growth across certain lines of business in agriculture services was partially offset by declines in TV and fixed legacy voice services revenues due to technological substitution. The decline in TELUS Digital operating revenues were from lower external revenues reflecting macroeconomic conditions. See Second Quarter 2024 Operating Highlights within this news release for a discussion on TTech and TELUS digital experience results.

"In the second quarter, our team built upon our track record of execution excellence to drive industry-leading customer growth and strong financial results, leveraging our premier portfolio of assets, coupled with a relentless pursuit to drive cost efficiency and effectiveness,” said Darren Entwistle, President and CEO. “Our results demonstrate how we are delivering sustainable profitable growth, underpinned by our consistent strategic focus on margin-accretive customer expansion, globally leading broadband networks and customer-centric culture. This enabled a record second quarter, with total customer net additions of 332,000, up 13 per cent, year-over-year, including healthy mobile phone net additions of 101,000, and record second quarter customer additions for both connected devices of 161,000 and total fixed net additions of 70,000. Our team’s passion for delivering customer service excellence once again contributed to leading loyalty across our key product lines. Notably, postpaid mobile phone churn was 0.89 per cent, alongside PureFibre churn circa one per cent, further showcasing the consistent potency of our unmatched bundled product offerings across Mobile and Home, over our industry-best PureFibre and wireless broadband networks.”

“Today, TELUS International, which will formally complete its rebranding to TELUS Digital Experience (TELUS Digital) in the third quarter, reported its second quarter results that reflect a macroeconomic and operating environment that remains challenged. Notwithstanding the persistent headwinds, TELUS Digital continues to generate consistently strong cash flows that are being leveraged to reinvest into the business to support the reacceleration of top line growth along with an ongoing focus on surfacing cost efficiency initiatives to optimize its operations. As our TELUS Digital team advances opportunities with existing and prospective clients, their comprehensive and growing suite of AI solutions is capturing customer demand as demonstrated by the double-digit revenue growth within its AI Data Solutions line of service in the first half of this year. Furthermore, the strength of the generative AI fueled solutions, and tools created for TELUS across all areas of our business, fortify their go-to-market efforts with other clients. While we are encouraged by these positive indicators of longer-term growth opportunities, the challenged near-term environment impacts the expected levels of revenue and profit for 2024, leading TELUS Digital to revise its annual outlook for the full year. Our confidence in TELUS Digital remains steadfast as the business continues its evolution to a technology-centric model with significant opportunities in respect of digital transformation. This includes driving innovative generative AI solutions for our customers to elevate leading and differentiated digital client experiences in the market, creating a positive tailwind for TELUS Digital’s medium- and long-term growth.”

“Within TELUS Health, we are pleased with the solid performance, returning to positive top line growth of four per cent as investments in our products, sales and distribution channels deliver strong momentum across multiple lines of service. This includes MyCare, pharmacy management systems, virtual pharmacy, retirement benefits solutions, health benefits management, our precision health, and our employee assistance programmes. Our team also delivered over 33 per cent adjusted EBITDA contribution growth. This was supported by the aforementioned revenue growth along with the achievement of $297 million in combined annualized synergies since the acquisition of LifeWorks in 2022, including $248 million in cost synergies along with $49 million in cross selling, as we work towards our overall objective of $427 million by the end of 2025. Furthermore, we drove a 10 per cent year-over-year increase in our global lives covered to more than 75 million. Similarly, within TELUS Agriculture & Consumer Goods, we are yielding positive outcomes as we strengthen our market position, delivering strong revenue growth of more than 15 per cent reflecting inorganic growth from tuck-in acquisitions, and improving organic revenue performance in our consumer goods, precision agronomy, and animal agriculture businesses. This comes on the heels of continuing strong sales performance where we have more than doubled our year-to-date sales bookings versus this time last year. Our commitment to amplifying the substantial growth potential of these distinctive global businesses is underscored by harnessing the expertise, experience and high-performance culture and talent of our entire team. This includes capitalizing on the significant cross-selling opportunities across all of our businesses, showcasing the collective talent and effectiveness of our team in propelling our success.”

“Our TELUS team remains deeply committed to making the world a better place,” added Darren. “This is reflected in the incredible work of our TELUS Community Boards, which leverage the expertise of local leaders to ensure charitable funding is directed to where it will have the most impact, as well as the TELUS Friendly Future Foundation, with a mission to help youth realize their full potential. Impressively, since 2005, our 19 TELUS Community Boards around the world and the Foundation have contributed close to $130 million in cash donations in support of 10,300 initiatives, positively impacting the lives of 33.5 million youth, globally.”

Doug French, Executive Vice-president and CFO said, "Our strong performance during the second quarter is a testament to our consistent track record of operational execution excellence. Despite facing a challenging competitive and macroeconomic environment, we are executing against our strategic objectives, including our significant cost efficiency programs. In the quarter, this supported strong consolidated EBITDA growth of 5.6 per cent, alongside margin expansion of 170 basis points to 36.1 per cent. Our unrelenting focus on efficiency and effectiveness is further demonstrated by surpassing our full year assumption on restructuring investments in the first half of the year as we look to maximize the in-year financial benefit. For 2024, we now anticipate restructuring expense to be $400 million as we further optimize our cost structure to drive EBITDA expansion, margin accretion and accelerated cash flow growth.”

"As we enter the back half of the year, our financial position remains strong. At the end of the second quarter, we had approximately $2.5 billion of available liquidity, our average cost of long-term debt was 4.42 per cent, our average term to maturity of long-term debt is 11 years and our net debt to EBITDA ratio was 3.85 times. As we progress through 2024 and into future years, we anticipate our leverage ratio to improve as we work back towards our target ratio through continued EBITDA growth, declining capital intensity toward the 10 per cent level and ongoing free cash flow expansion.”

"Looking ahead, in light of the highly competitive environment in mobility and fixed, we are trending to the lower end of our 2024 growth target for TTech operating revenues. Despite these industry pressures, we remain confident in our commitment to driving strong, sustainable and margin accretive growth. This will be supported by maintaining our keen focus on driving a lower cost to serve as we work towards achieving the lower end of our annual TTech Adjusted EBITDA growth target. Consolidated free cash flow is being updated to approximately $2.1 billion, fully reflecting the flow through from TELUS Digital’s lower EBITDA outlook. Our confidence in the strength and resilience of our business remains unwavering, and we are excited about the future prospects that lie ahead for our organization. This includes our expectations for continued free cash flow expansion in the years ahead, driven by ongoing strong EBITDA growth and moderating capital expenditure intensity, further supporting the long-term sustainability and quality of our long-standing and leading dividend growth program,” concluded Doug.

As compared to the same period a year ago, net income in the quarter of $221 million was up 13 per cent and Basic earnings per share (EPS) of $0.15 increased by 7.1 per cent. These increases were driven by higher Adjusted EBITDA as detailed below, partially offset by higher financing costs, driven by increased long-term debt and higher interest rates on both floating-rate and recent fixed-rate issuances. These costs were mainly associated with investments in spectrum and fiber technology, business acquisitions, and higher restructuring costs related to efficiency programs, including workforce reductions and real estate rationalization.

As it relates to EPS, the trends also reflect the effect of a higher number of Common shares outstanding. When excluding certain costs and other adjustments (see ‘Reconciliation of adjusted Net income’ in this news release), adjusted net income of $366 million increased by 34 per cent over the same period last year, while adjusted basic EPS of $0.25 was up 32 per cent over the same period last year. Adjusted net income is a non-GAAP financial measure and adjusted basic EPS is a non-GAAP ratio. For further explanation of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

Compared to the same period last year, consolidated EBITDA increased by 5.5 per cent to approximately $1.7 billion and Adjusted EBITDA increased by 5.6 per cent to approximately $1.8 billion. The growth in Adjusted EBITDA reflects: (i) broad-based cost reduction efforts, synergies achieved between LifeWorks® and our legacy health business, and an increase in TTech outsourcing to TELUS Digital, as well as savings in marketing, discretionary and administrative costs; (ii) mobile network, residential internet and security subscriber growth; (iii) higher gains in other income; and (iv) growth in health services revenue. These factors were partly offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) lower operational growth in TELUS Digital excluding other income; (iv) higher network operations costs; (v) declining TV and fixed legacy voice margins; (vi) lower mobile equipment margins; (vii) higher bad debt expense; and (viii) higher costs related to the scaling of our digital capabilities.

In the second quarter, we added 332,000 net customer additions, up 39,000 over the same period last year, and inclusive of 101,000 mobile phones and 161,000 connected devices, in addition to 33,000 internet, 25,000 TV and 20,000 security customer connections. This was partly offset by residential voice losses of 8,000. Our total TTech subscriber base of 19.5 million is up 6.9 per cent over the last twelve months, reflecting a 4.5 per cent increase in our mobile phones subscriber base to over 9.9 million and a 24 per cent increase in our connected devices subscriber base to approximately 3.4 million. Additionally, our internet connections grew by 5.3 per cent over the last twelve months to approximately 2.7 million customer connections, our TV customer base stands at more than 1.3 million customer connections, and our security subscriber base increased by 8.2 per cent to approximately 1.1 million customer connections. Lastly, our residential voice subscriber base declined slightly by 2.9 per cent to more than 1.0 million.

In health services, as of the end of the second quarter of 2024, virtual care members were 6.3 million and healthcare lives covered were 75.1 million, up 19 per cent and 10 per cent over the last twelve months, respectively. Digital health transactions in the second quarter of 2024 were 163.3 million, up 6.8 per cent over the second quarter of 2023.

Cash provided by operating activities of $1.4 billion increased by 24 per cent in the second quarter of 2024 and free cash flow of $478 million increased by 71 per cent compared to the same period a year ago, reflecting higher EBITDA, lower capital expenditures and lower income taxes paid. These factors were partly offset by increased restructuring disbursements and increased interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

Consolidated capital expenditures of $691 million, including $23 million for real estate development, decreased by $116 million or 14 per cent in the second quarter of 2024. TTech operations drove $121 million of the decrease in the second quarter of 2024, primarily driven by the planned slowdown of our fibre and wireless network builds and systems development. By June 30, 2024, our 5G network covered approximately 32.0 million Canadians, representing over 86 per cent of the population. TTech real estate development capital expenditures increased by $11 million in the second quarter of 2024 due to an increase in capital investment to support construction of multi-year development projects, including TELUS OceanTM, TELUS Living residential buildings and other commercial buildings in British Columbia. TELUS Digital capital expenditures increased by $6 million in the second quarter of 2024, primarily driven by increased software investment in our Managed Digital Solutions business and AI Data Solutions (software and application development), as well as continued expansion in Africa.

Consolidated Financial Highlights

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	4,900	4,934	(0.7)
Operating revenues and other income	4,974	4,946	0.6
Total operating expenses	4,292	4,364	(1.6)
Net income	221	196	12.8
Net income attributable to common shares	228	200	14.0
Adjusted Net income(1)	366	273	34.1
Basic EPS ($)	0.15	0.14	7.1
Adjusted basic EPS(1) ($)	0.25	0.19	31.6
EBITDA(1)	1,676	1,588	5.5
Adjusted EBITDA(1)	1,797	1,703	5.6
Capital expenditures(2)	691	807	(14.4)
Cash provided by operating activities	1,388	1,117	24.3
Free cash flow(1)	478	279	71.3
Total telecom subscriber connections(3) (thousands)	19,500	18,246	6.9
Healthcare lives covered(4 (millions)	75.1	68.3	10.0

(1)	These are non-GAAP and other specified financial measures, which do not have standardized meanings under IFRS-IASB and might not be comparable to those used by other issuers. For further definitions and explanations of these measures, see ‘Non-GAAP and other specified financial measures’ in this news release.

(2)	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.

(3)	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers and security subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective for the first quarter of 2024, with retrospective application to January 1, 2023, we reduced our mobile phone subscriber base by 283,000 subscribers to remove a subset of our public services customers that are now subject to dynamic pricing auction models. We believe adjusting our base for these low margin customers provides a more meaningful reflection of the underlying performance of our mobile phone business and our focus on profitable growth. As a result of this change, associated operating statistics (ARPU and churn) have also been adjusted. Effective January 1, 2024, on a prospective basis, we adjusted our TV subscriber base to remove 97,000 subscribers as we have ceased marketing our Pik TV® product.

Second Quarter 2024 Operating Highlights

TELUS technology solutions (TTech)

●	TTech operating revenues (arising from contracts with customers) increased by $23 million or 0.5 per cent in the second quarter of 2024, primarily reflecting increases in mobile network revenue, fixed data services revenues, health services and agriculture and consumer goods services, as described below.

Decreases in mobile equipment and other service revenues, fixed voice services revenues and fixed equipment and other service revenues were partial offsets.

●	TTech EBITDA increased by $65 million or 4.4 per cent in the second quarter of 2024, while TTech Adjusted EBITDA increased by $80 million or 5.1 per cent, reflecting: i) broad-based cost reduction efforts, including workforce reductions, synergies achieved between LifeWorks and our legacy health business, and an increase in TTech outsourcing to TELUS Digital resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as savings in marketing, discretionary and administrative costs; (ii) mobile network, residential internet and security subscriber growth; (iii) higher gains in other income; and (iv) growth in health services revenue. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) merit-based compensation increases; (iii) higher network operations costs; (iv) declining TV and fixed legacy voice margins; (v) lower mobile equipment margins; (vi) higher bad debt expense; and (vii) higher costs related to the scaling of our digital capabilities, inclusive of increased subscription-based licenses and cloud usage costs.

Mobile products and services

●	Mobile network revenue increased by $16 million or 0.9 per cent in the second quarter of 2024, largely due to growth in our mobile phone and connected device subscriber base, partly offset by lower mobile phone ARPU.

●	Mobile equipment and other service revenues decreased by $16 million or 3.1 per cent in the second quarter of 2024, due to a reduction in contracted volumes attributable to our efforts to match only on profitable offers due to aggressive promotional activity, in addition to the growing number of customers taking advantage of bring-your-own-device promotional offerings. These were partly offset by the impact of higher-value smartphones in the sales mix.

●	TTech mobile products and services direct contribution decreased by $16 million or 1.0 per cent in the second quarter of 2024, largely reflecting the impact of lower mobile phone ARPU, lower mobile equipment margin from lower contracted volume and increased competitor-driven discounting, and higher amortization of deferred commissions attributable to rising retail traffic in the current and prior periods. These were partly offset by mobile phone subscriber growth.

●	Mobile phone ARPU was $58.49 in the second quarter of 2024, a decrease of $2.07 or 3.4 per cent, attributable to the adoption of base rate plans with lower prices in response to more aggressive marketing and promotional pricing targeting both new and existing customers, and a decline in overage and roaming revenues, partly offset by higher IoT revenue. We continue to see increasing adoption of unlimited data and Canada- U.S. plans which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and lower data overage fees, respectively.

●	Mobile phone gross additions were 415,000 in the second quarter of 2024, reflecting increases of 39,000 for the quarter, driven by greater promotional activity, our shift to digital loading, and growth in the Canadian population.

●	Mobile phone net additions were 101,000 in the second quarter of 2024, reflecting decreases of 9,000 for the quarter, driven by a higher mobile phone churn rate, partially offset by higher mobile phone gross additions.

●	Our mobile phone churn rate was 1.07 per cent in the second quarter of 2024, compared to 0.94 per cent in the second quarter of 2023, largely as a result of customer switching decisions in response to more aggressive marketing and promotional pricing. These factors have been partly mitigated by our continued focus on customer retention through our industry-leading service and network quality, along with successful promotions and bundled offerings.

●	Connected device net additions were 161,000 in the second quarter of 2024, an increase of 37,000 for the quarter, attributable to growth in IoT connections from customers in the transportation, smart buildings and healthcare industries.

Fixed products and services

●	Fixed data services revenues increased by $12 million or 1.0 per cent in the second quarter of 2024, driven by an increase in our internet, security and TV subscribers. Our revenue per internet customer remained consistent with the prior year, while fixed data services growth was partially offset by lower TV revenue per customer, reflecting an increased mix of customers selecting smaller TV combination packages and technological substitution, as well as lower security revenue per customer reflecting increased demand for inherently lower-ARPU home automation services.

●	Fixed voice services revenues decreased by $12 million or 6.3 per cent in the second quarter of 2024, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and price plan changes. Declines were partly mitigated by the success of our bundled product offerings, our retention efforts, and the migration from legacy to IP services offerings.

●	Fixed equipment and other service revenues decreased by $6 million or 4.6 per cent in the second quarter of 2024, largely due to a reduction in business premises equipment sales, as equipment sales tend to be more one-time in nature.

●	TTech fixed products and services direct contribution increased by $37 million or 2.8 per cent in the second quarter of 2024, reflecting increased internet and security margins, driven by subscriber growth, and increased health and agriculture revenues. These were partly offset by declines in TV and legacy voice margins attributable to technological substitution.

●	Internet net additions were 33,000 in the second quarter of 2024, a decrease of 2,000, attributable to a higher churn rate due to macroeconomic and competitive pressures that have continued to impact consumer purchasing decisions, partly offset by our success in driving strong gross additions through robust sales strategies.

●	TV net additions were 25,000 in the second quarter of 2024, an increase of 8,000, attributable to our diverse offerings catered towards the changing needs of our consumers, partly offset by a higher churn rate due to the same factors as internet net additions.

●	Security net additions were 20,000 in the second quarter of 2024, an increase of 5,000, attributable to higher demand for our bundled offerings and diverse suite of products and services, partly offset by a higher churn rate due to the same factors as internet net additions

●	Residential voice net losses were 8,000 in the second quarter of 2024, consistent with the prior year.

Health services

●	Through TELUS Health, we are leveraging technology to deliver connected solutions and services, improving access to care and revolutionizing the flow of information while facilitating collaboration, efficiency, and productivity across the healthcare ecosystem, progressing our vision of transforming healthcare and empowering people to live healthier lives.

●	Health services revenues increased by $17 million or 4.0 per cent in the second quarter of 2024, driven by growth from pharmacy management software upgrades, virtual pharmacy sales, TELUS Health MyCareTM, employee assistance program and increased demand for health benefits management services reflected by higher digital health transactions.

●	At the end of the second quarter of 2024, 6.3 million members were enrolled in our virtual care services, an increase of 1.0 million over the past 12 months, attributable to the continued adoption of virtual solutions that keep Canadians and others safely connected to health and wellness care.

●	At the end of the second quarter of 2024, our healthcare programs covered 75.1 million lives, an increase of 6.8 million over the past 12 months, mainly reflecting robust growth in our employee and family assistance programs from both new and existing clients across all of our regions, in addition to continued demand for virtual solutions.

●	Digital health transactions totalled 163.3 million in the second quarter of 2024, an increase of 10.4 million, largely driven by increased paid exchange of healthcare data between our health benefits management system and care providers resulting from higher patient demand for elective health services.

Agriculture and consumer goods services

●	Through TELUS Agriculture & Consumer Goods, we provide innovative digital solutions and actionable data-insights that better connect the global supply chain, driving more efficient production processes and improving the safety, quality and sustainability of food and consumer goods. Importantly, these efforts are also enabling better traceability to the end consumer, further supporting improved food and consumer goods outcomes.

Agriculture and consumer goods services revenues increased by $12 million or 15 per cent, primarily attributed to business acquisitions and improving organic growth across certain lines of business in agriculture services. This was partially tempered by an increase of agriculture customer churn and macroeconomic headwinds slowing down subscription growth and sales funnel opportunities.

TELUS Digital

●	TELUS Digital operating revenues (arising from contracts with customers) decreased by $57 million or 7.9 per cent in the second quarter of 2024. The decrease was primarily attributable to lower revenues from a leading social media client and other technology clients, and a reduction in revenue in other industry verticals, notably in communications (excluding the TTech segment), eCommerce, and banking, financial services and insurance, also reflective of a persistently challenging macroeconomic environment and competitive conditions in the industry, which were partially offset by growth in services provided to existing clients, including Google, as well as new clients added since the same period in the prior year. These decreases were partially offset by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results. Revenues from contracts denominated in U.S. dollars, European euros and other currencies will be affected by changes in foreign exchange rates.

●	Revenue from our tech and games industry vertical decreased by $22 million or 5.5 per cent in the second quarter of 2024, primarily due to lower revenue from a leading social media client and certain other technology clients, partially offset by growth in revenue from Google and other clients within this industry vertical.

●	Revenue from our communications and media industry vertical increased by $5 million or 2.4 per cent in the second quarter of 2024, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients.

●	Revenue from our eCommerce and fintech industry vertical was unchanged in the second quarter of 2024.

●	Revenue from our healthcare industry vertical increased by $14 million or 28 per cent in the second quarter of 2024, primarily due to additional services provided to the healthcare business unit of the TTech segment.

●	Revenue from our banking, financial services and insurance industry vertical increased by $3 million or 6.0 per cent in the second quarter of 2024 due to growth from certain Canadian banks and smaller regional financial services firms in North America.

●	All other verticals decreased by $3 million or 3.1 per cent in the second quarter of 2024, due to lower revenue across various client accounts notably in the travel and hospitality industry vertical.

●	TELUS Digital EBITDA increased by $35 million or 27 per cent in the second quarter of 2024 while TELUS Digital Adjusted EBITDA increased by $26 million or 18 per cent in the same period. The increases in Adjusted EBITDA were primarily due to higher other income arising from the revaluation of our provisions for written put options, which were partially offset by higher share-based compensation expense.

TELUS updates 2024 financial targets

TELUS’ financial targets for 2024 are guided by a number of long-term financial objectives, policies and guidelines, which are detailed in Section 4.3 of the 2023 annual MD&A.

Full year 2024 TTech operating revenues and Adjusted EBITDA are trending to the lower end of their respective original target growth ranges, reflecting the competitive environment in mobility and fixed. Consolidated free cash flow is being updated due to the flow through from TELUS Digital Experience’s revised EBITDA outlook. Consolidated capital expenditures of approximately $2.6 billion remains unchanged.

	Updated 2024 targets	Original 2024 targets
TTech Operating revenues(1)	Growth of 2 to 4% (Lower end of the range)	Growth of 2 to 4%
TTech Adjusted EBITDA	Growth of 5.5 to 7.5% (Lower end of the range)	Growth of 5.5 to 7.5%
Consolidated Free cash flow	Approximately $2.1 billion	Approximately $2.3 billion
Consolidated Capital expenditures(2)	Approximately $2.6 billion (Unchanged)	Approximately $2.6 billion

(1)	For 2024, we are guiding on TTech Operating revenues, which excludes other income. TTech Operating revenues for 2023 were $17,106 million.

(2)	Excludes approximately $100 million targeted towards real estate development initiatives.

TELUS’ Consolidated Operating Revenues and Adjusted EBITDA are now expected to be in the low single digit range as compared to our previous expectation of being approximate to our TTech targets. Consolidated Operating Revenues and Adjusted EBITDA can be approximated when combining the lower end of our TTech targets referenced above with the revised 2024 financial targets set by TELUS Digital, as announced August 2, 2024.

The preceding disclosure respecting TELUS’ 2024 financial targets is forward-looking information and is fully qualified by the ‘Caution regarding forward-looking statements’ below and based on management’s expectations and assumptions as set out below and in Section 9.3 TELUS assumptions for 2024 in the 2023 annual MD&A and updated in Sections 9 and 10 of our second quarter 2024 interim MD&A. This disclosure is presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2024 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

TELUS Digital announces executive leadership appointments

TELUS Digital today announced executive leadership appointments. Effective September 3, 2024, Jeff Puritt, President and CEO of TELUS Digital will retire from his current position, and assume a new role as Executive Vice-Chair of the Board of Directors at TELUS Digital. Supported by robust senior leadership talent succession, and in alignment with the company’s strategy of bringing the best of technology to enable excellence in customer service, we are pleased to welcome Jason Macdonnell as Acting CEO of TELUS Digital and President, TELUS Digital Customer Experience. Jason is a 20-year tenured member of our TELUS senior leadership team, with core expertise and a proven track record in leading growth business and digitally enabled customer service transformation across multiple teams at TELUS. In addition, Tobias Dengel, founder and President of WillowTree, will take on the elevated role of President of TELUS Digital Solutions, to propel the continued and successful evolution of our company to the next frontier of AI enabled digital transformation in CX. Meanwhile, in Jeff’s new capacity, he will be responsible for our corporate development activities, given his expertise in mergers and acquisitions. Jeff’s efforts will complement and amplify the company’s return to profitable growth. In his role, Jeff will also support the government and investor relations functions within TELUS Digital. This will allow Jason and Tobias to fully focus on the organic progression of our strategy and the material elevation of our operational excellence and financial performance.

Dividend Declaration

The TELUS Board of Directors declared a quarterly dividend of $0.3891 per share on the issued and outstanding Common Shares of the Company payable on October 1, 2024 to holders of record at the close of business on September 10, 2024. This quarterly dividend reflects an increase of 7.0 per cent from the $0.3636 per share dividend declared one year earlier and consistent with our multi-year dividend growth program. When a dividend payment date falls on a weekend or holiday, the payment shall be made on the next succeeding day that is a business day.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

●	Paying, collecting and remitting approximately $1.3 billion in the first six months of 2024 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted over $36 billion in these taxes.

●	Investing $1.4 billion in capital expenditures primarily in communities across Canada in the first half of 2024 and $55 billion since 2000.

●	Disbursing spectrum renewal fees of $56 million to Innovation, Science and Economic Development Canada in the first six months of 2024. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totalled more than $45 billion.

●	Spending $4.8 billion in total operating expenses in the first half of 2024, including goods and services purchased of approximately $3.2 billion. Since 2000, we have spent $164 billion and $111 billion, respectively, in these areas.

●	Generating a total team member payroll of $1.9 billion in the first half of 2024, including wages and other employee benefits, and payroll taxes of $125 million. Since 2000, total team member payroll totals $63 billion.

●	Returning approximately $1.1 billion in dividends declared through July 2024 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned $26 billion to shareholders through our dividend and share purchase programs, including approximately $21 billion in dividends and $5.2 billion in share repurchases, representing more than $17 per share.

Community Highlights

Giving Back to Our Communities

●	In May 2024, our 19th annual TELUS Days of Giving® inspired 83,000 TELUS team members, retirees, family and friends to volunteer across 33 countries in support of our local communities, surpassing last year’s record and making this year’s event our most giving year yet.

●	Currently, we have 19 TELUS Community Boards, 13 operating in Canada and six international boards. Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth thrive. Since 2005, our 19 TELUS Community Boards and TELUS Friendly Future Foundation® (the Foundation) have supported 33.5 million youth in-need in Canada, and around the world, by granting close to $130 million in cash donations to 10,300 initiatives.

●	Working in close collaboration with our 13 Canadian TELUS Community Boards, the Foundation provides grants to charities that promote education, health and well-being for youth across the country. Additionally, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who are facing financial barriers and are committed to making a difference in their communities. During the first six months of 2024, the Foundation supported over 400,000 youth by granting $5 million to more than 300 Canadian registered charities. Since its inception in 2018, the Foundation has provided $52 million in cash donations to our communities, helping 15.6 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.

○	In June 2024, the Foundation hosted its inaugural fundraising gala, with more than 700 guests attending the event, raising over $2.5 million in cash donations and in-kind contributions to help youth from underserved communities reach their full potential. With the support of our partners, 100 per cent of funds raised will go directly to support the Foundation’s TELUS Student Bursary.

●	The TELUS Indigenous Communities Fund offers grants for Indigenous-led social, health and community programs. In the first half of 2024, the Fund allocated its first round of grants to Indigenous-led organizations across Canada totalling $200,000 in cash donations. Since its inception in 2021, the Fund has distributed $785,000 in cash donations to 35 community programs supporting food security, education, cultural and linguistic revitalization, wildfire relief efforts, and the health, mental health and well-being of Indigenous Peoples across Canada.

Empowering Canadians with Connectivity

●	Throughout the first half of 2024, we continued to leverage our Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for 1.25 million individuals.

○	During the first six months of 2024, we welcomed more than 4,500 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 60,000 households, resulting in 188,500 low-income family members and seniors, persons in need who are living with disabilities, government-assisted refugees and youth leaving foster care with low-cost, high-speed internet service.

○	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and low-income families across Canada. During the first half of 2024, we added 4,000 youth, low-income seniors and families, as well as Indigenous women at risk of or surviving violence, government-assisted refugees and other marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for over 56,000 people.

■	In May 2024, we expanded Mobility for Good to low-income families that are receiving the maximum Canada Child Benefit.

■	In May 2024, we expanded the Mobility for Good for Indigenous Women at Risk program to the province of Quebec in partnership with Quebec First Nations Women’s Space. Since launching Mobility for Good for Indigenous Women at Risk in 2021, we have supported 3,500 individuals.

○	Our Health for Good® mobile health clinics facilitated 32,000 patient visits during the first half of 2024. Since the program’s inception, we have enabled 232,000 cumulative patient visits in 25 communities across Canada, bringing primary and mental healthcare to individuals experiencing homelessness.

○	During the first six months of 2024, our Tech for Good® program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 1,600 Canadians living with disabilities, helping them improve their independence and quality of life. Since the program’s inception in 2017, we have supported more than 10,400 individuals in Canada who are living with disabilities through the program and/or the TELUS Wireless Accessibility Discount.

○	During the first six months of 2024, more than 85,000 individuals in Canada and around the world participated in virtual TELUS Wise workshops and events to improve digital literacy and online safety, bringing total cumulative participation to 765,000 since the program launched in 2013.

Investing in Social Impact

●	During the second quarter of 2024, TELUS Pollinator Fund for Good® portfolio investment Dryad Networks, a Germany-based company which produces IoT sensors to enable ultra-early wildfire detection within minutes, completed a TELUS reseller agreement with Canadian exclusivity through to 2025. Since its inception in 2020, the Fund has invested in over 30 socially innovative companies, with 39 per cent led by women and 50 per cent led by Indigenous or racialized founders.

Global Social Capitalism awards and recognition

●	In April 2024, we were recognized by Mediacorp Canada Inc. as one of Canada’s Greenest Employers (2024).

●	In June 2024, we were recognized by TIME Magazine and Statista in their inaugural list of the World's Most Sustainable Companies, ranking 21st out of 500 companies globally. TELUS was ranked as the most sustainable telecommunications company in Canada and the second most sustainable Canadian company overall, recognizing our global leadership in corporate citizenship and philanthropy, innovation management, and environmental and social impact reporting for more than two decades.

●	In June 2024, we were named to the Corporate Knights Best 50 Corporate Citizens in Canada for the 18th time.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s discussion and analysis, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ second quarter 2024 conference call is scheduled for Friday, August 2, 2024 at 12:30 pm ET (9:30 am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available approximately 60 minutes after the call until September 2, 2024 at 1-855-201-2300. Please quote conference access code 96045# and playback access code 0114521#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements.

The assumptions for our 2024 outlook, as described in Section 9 in our 2023 annual MD&A, remain the same, except for the following:

●	Our revised estimates for 2024 economic growth in Canada, B.C., Alberta, Ontario and Quebec are 1.1%, 0.9%, 2.0%, 0.8% and 0.7%, respectively (compared to 0.6%, 0.4%, 1.1%, 0.4% and 0.4%, respectively, as reported in our 2023 annual MD&A).

●	Our revised estimates for 2024 annual inflation rates in B.C., Alberta, and Quebec are 2.5%, 2.9%, and 2.7%, respectively (compared to 2.4%, 2.4%, and 2.5%, respectively, as reported in our 2023 annual MD&A).

●	Our revised estimates for 2024 annual unemployment rates in Canada, B.C., Alberta, Ontario and Quebec are 6.3%, 5.8%, 6.6%, 6.9% and 5.3%, respectively (compared to 6.4%, 6.1%, 6.3%, 6.7% and 5.5%, respectively, as reported in our 2023 annual MD&A).

●	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 241,000 units, 49,000 units, 42,000 units, 83,000 units and 44,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

●	Our revised estimates for 2024 annual rates of housing starts on an unadjusted basis in Canada, B.C., Alberta, Ontario and Quebec are 241,000 units, 49,000 units, 42,000 units, 83,000 units and 44,000 units, respectively (compared to 234,000 units, 42,000 units, 36,000 units, 79,000 units and 46,000 units, respectively, as reported in our 2023 annual MD&A).

●	The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy. The Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing assumption has been revised to a net cash outflow of approximately $100 million to $200 million from a net cash outflow of approximately $150 million to $250 million.

●	Our restructuring and other costs assumption has been revised to approximately $400 million from approximately $300 million. This was largely driven by new cost efficiency programs implemented to drive EBITDA expansion, margin accretion and accelerated cash flow growth. Approximately $200 million of cash restructuring and other disbursements from our 2023 efficiency program flowed into our 2024 free cash flow guidance, and we expect total cash restructure and other disbursements of approximately $500 million in 2024 from approximately $400 million.

●	Our income taxes computed at an applicable statutory rate assumption has been revised downward to 24.0 to 24.6% from 24.5 to 25.1%, and our cash income tax payments assumption has been revised downward to a range of approximately $310 million to $390 million from a range of approximately $370 million to $450 million. The decrease in applicable statutory rate assumption is primarily due to lower income earned in jurisdictions with higher statutory income tax rates. The decrease in our cash income tax payments range is due to excess instalment amounts from the prior period applied to the current period.

●	While Innovation, Science and Economic Development Canada (ISED) had initially announced its intention to hold its millimetre wave spectrum auction in 2024, it is possible that the auction may be deferred until after 2024. We do not expect to be materially impacted should the timing of the auction be after 2024.

●	We anticipate a 2024 Canadian dollar to U.S. dollar average exchange rate of C$1.35: US$1.00, compared to our original assumption of C$1.32: US$1.00.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

●	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and practices of elected officials and regulatory decisions, reviews and government activity may have strategic, operational and/or financial implications (including on revenue and free cash flow).

Risks and uncertainties include:

○	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including but not limited to those set out in Section 9.1 Communications industry regulatory developments and proceedings in our second quarter 2024 MD&A.

○	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

○	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

●	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Digital Experience (formerly TELUS International), TELUS Health and TELUS Agriculture & Consumer Goods face intense competition in different markets.

●	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.’

Risks and uncertainties include:

○	a declining overall market for TV services;

○	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

○	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

○	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

○	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

○	our choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer;

○	supplier limitations and concentration and market power for products such as network equipment, TELUS TV and mobile handsets;

○	our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data, and our ability to utilize spectrum we acquire;

○	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

○	our deployment of self-learning tools and automation, which may change the way we interact with customers.

●	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and recovering business operations. A successful attack may impede the operations of our network or lead to the unauthorized interception, destruction, use or dissemination of customer, team member or business information.

●	Generative AI (GenAI). GenAI exposes us to numerous risks including risks related to the responsible use of AI, data privacy and cybersecurity, and the possibility that our use of AI may produce inaccurate or inappropriate content or create negative perceptions among companies and regulators that could affect demand for our services.

●	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions to reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions in our operations.

●	Operational performance and business combination. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share and realizing benefits, and integration efforts may divert resources from other priorities. Risks include:

○	our reliance on third-party cloud-based computing services to deliver our IT services; and

○	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

●	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

○	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages;

○	technical disruptions and infrastructure breakdowns;

○	delays and rising costs, including as a result of government restrictions or trade actions; and

○	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

●	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. There may be greater physical and mental health challenges faced by team members (and their families) as a result of the pandemic and its aftermath, and the effect of other significant change initiatives at the organization may result in the loss of key team members through short-term and long-term disability.

●	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service.

●	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

●	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and capital markets regarding our ability to generate sufficient future cash flow to service our debt. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

○	our ability to use equity as consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares and TELUS International (Cda) Inc. subordinate voting shares;

○	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

○	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2025 or renewed.

Factors that may affect TELUS Digital’s financial performance are described in TELUS International (Cda) Inc. public filings available on SEDAR+ and EDGAR. TELUS Digital may choose to publicize targets or provide other guidance regarding its business and it may not achieve such targets. Failure to meet these targets could affect TELUS’ ability to achieve targets for the organization as a whole and could result in a decline in the trading price of the TELUS International (Cda) Inc. subordinate voting shares or the TELUS Common Shares or both.

●	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements applying to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

●	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans.
●	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact. Risks include:

○	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

○	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

The assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2023 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement. Updates to the assumptions on which our 2024 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings of our second quarter 2024 MD&A.

Many of these risks and uncertainties are beyond our control or outside of our current expectations or knowledge. Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS International reporting. These differences largely arise from TELUS International adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, other equity (income) losses related to real estate joint ventures, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element, and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

Reconciliation of adjusted Net income

	Three months ended June 30
C$ and in millions	2024	2023
Net income attributable to Common Shares	228	200
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs	117	107
Tax effects of restructuring and other costs	(28)	(26)
Real estate rationalization-related restructuring impairments	31	—
Tax effect of real estate rationalization-related restructuring impairments	(8)	—
Income tax-related adjustments	(2)	(13)
Unrealized changes in virtual power purchase agreements forward element	37	7
Tax effect of unrealized changes in virtual power purchase agreements forward element	(9)	(2)
Adjusted Net income	366	273

Reconciliation of adjusted basic EPS

	Three months ended June 30
C$	2024	2023
Basic EPS	0.15	0.14
Add (deduct) amounts of net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.08	0.08
Tax effect of restructuring and other costs, per share	(0.02)	(0.02)
Real estate rationalization-related restructuring impairments, per share	0.03	—
Tax effect of real estate rationalization-related restructuring impairments, per share	(0.01)	—
Income tax-related adjustments, per share	—	(0.01)
Unrealized changes in virtual power purchase agreements forward element, per share	0.03	—
Tax effect of unrealized changes in virtual power purchase agreements forward element	(0.01)	—
Adjusted basic EPS	0.25	0.19

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Digital		Eliminations		Total
Three-month periods ended June 30 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Net income							221	196
Financing costs							382	323
Income taxes							79	63
EBIT	638	560	56	22	(12)	—	682	582
Depreciation	559	553	49	45	—	—	608	598
Amortization of intangible assets	325	344	61	64	—	—	386	408
EBITDA	1,522	1,457	166	131	(12)	—	1,676	1,588
Add restructuring and other costs included in EBITDA	109	94	12	21	—	—	121	115
Adjusted EBITDA	1,631	1,551	178	152	(12)	—	1,797	1,703

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to other issuers.

Adjusted EBITDA less capital expenditures reconciliations

	TTech		TELUS Digital		Eliminations		Total
Three-months ended June 30 (C$ millions)	2024	2023	2024	2023	2024	2023	2024	2023
Adjusted EBITDA	1,631	1,551	178	152	(12)	—	1,797	1,703
Capital expenditures	(663)	(773)	(40)	(34)	12	—	(691)	(807)
Adjusted EBITDA less capital expenditures	968	778	138	118	—	—	1,106	896

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three months ended June 30
C$ and in millions	2024	2023
EBITDA	1,676	1,588
Restructuring and other costs, net of disbursements	(5)	15
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	17	17
Effects of lease principal (IFRS 16 impact)	(154)	(129)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	39	30
Net employee defined benefit plans expense	17	16
Employer contributions to employee defined benefit plans	(6)	(7)
Loss from equity accounted investments and other	5	—
Interest paid	(315)	(295)
Interest received	10	3
Capital expenditures[1]	(691)	(807)
Free cash flow before income taxes	593	431
Income taxes paid, net of refunds	(115)	(152)
Free cash flow	478	279

Free cash flow reconciliation with Cash provided by operating activities

	Three months ended June 30
C$ and in millions	2024	2023
Free cash flow	478	279
Add (deduct):
Capital expenditures[1]	691	807
Effects of lease principal	154	129
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither provided nor using cash	65	(98)
Cash provided by operating activities	1,388	1,117

(1)	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Appendix

Operating revenues and other income – TTech segment

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2024	2023	change
Mobile network revenue	1,734	1,718	0.9
Mobile equipment and other service revenues	503	519	(3.1)
Fixed data services(1)	1,158	1,146	1.0
Fixed voice services	178	190	(6.3)
Fixed equipment and other service revenues	125	131	(4.6)
Health services	445	428	4.0
Agriculture and consumer goods services	91	79	15.2
Operating revenues (arising from contracts with customers)	4,234	4,211	0.5
Other income	31	12	n/m
External Operating revenues and other income	4,265	4,223	1.0
Intersegment revenues	3	4	(25.0)
TTech Operating revenues and other income	4,268	4,227	1.0

(1)	Excludes health services and agriculture and consumer goods services.

Operating revenues and other income – TELUS digital experience segment

C$ millions, except footnotes and unless noted otherwise	Three months ended June 30		Per cent
(unaudited)	2024	2023	change
Operating revenues (arising from contracts with customers)	666	723	(7.9)
Other income	43	—	n/m
External Operating revenues and other income	709	723	(1.9)
Intersegment revenues	227	173	31.2
TELUS Digital Operating revenues and other income	936	896	4.5

Notations used in the tables above: n/m – not meaningful.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS Digital Experience (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering over 75 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.7 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com